FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                 Date of filing: 18 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Text Messaging Records sent to the London Stock Exchange on 18 November 2002





                O2 BREAKS TEXT MESSAGING RECORDS ON THE BACK OF

                             POPSTARS - THE RIVALS


                  Mobile Data Continues to Show Strong Growth



Released: 18 November 2002

A record number of mobile text votes cast from viewers of Popstars - The Rivals, a UK-based reality TV show, has followed a bumper month for text messaging in September, mmO2 announced today.

The company revealed that on Saturday, 16 November, more than 200,000 votes were cast via premium text in the one-hour vote period for Popstars - The Rivals. The total number of text messages created from the programme, including votes and text alerts, stands at some 1.5 million to date. Producer, Granada, is using O2's Mobile Marketer technology to enable viewers to vote from their mobile phone to a single short-code whatever their network. In addition, Popstars - The Rivals is using the latest Nokia camera phones from O2 to take exclusive backstage photographs during the show that will be shown on the official website (www.itv.com/popstars).

On the first night of You're A Star from Shin Awil Productions, a similar Irish show, 68% of all votes cast were via premium text - again supported by O2's technology. This growing trend builds on the huge success of Big Brother 3 and other interactive TV programmes.

Figures for September show that O2 UK customers generated the largest-ever volume of person-to-person (P2P) SMS messages in a single month, 451 million, up 65 million on the previous month. Group-wide (UK, Germany, Ireland and the Netherlands), mmO2 handled a record 2.6 billion text messages in the three months ending 30 September 2002.

The use of WAP services also demonstrated strong growth, with O2 UK recording more than 200 million WAP page impressions as customers embrace mobile Internet messaging, games, sport and news/information via their mobile handset.

Driven by the availability of new mobile data services and applications, use of medium speed mobile data networks (GPRS) continues to grow, with around 12,000 active connections per month, up 20% on last quarter. The total number of active GPRS customers now stands at well over 100,000.

Peter Erskine, chief executive officer, mmO2, said: "These figures demonstrate that our customers are increasingly embracing services such as messaging, mobile Internet and email on the move. We are committed to providing 'best to market' mobile data solutions and will continue to promote these services to high value target customers. We remain extremely confident that 16% of our service revenues will be accounted for by data at the end of the current financial year."

                                     -ends-



Notes for Editors:

mmO2 has made significant progress in the past quarter with the introduction of a number of important new mobile data solutions for both consumer and business markets.

CONSUMER SOLUTIONS

O2 media messaging

O2 media messaging is now available to pre- and post-pay customers across the mmO2 territories. It is being supported by a cross-media advertising campaign with the strapline 'invent your own language'. Kent Thexton, Chief Marketing and Data Officer mmO2 said, "We are leveraging our lead in Web and WAP user interfaces to provide an innovative online experience for our O2 media messaging
(MMS) service. Beyond simply taking and sending photographs with a camera phone, our offering enables customers to send pictures to a personal web space using a short code, edit and store their pictures in an online photo album, and create unique images and cartoons. We believe this is a very compelling proposition." mmO2 expects market take-up to be accelerated by the introduction of MMS interconnect between networks and expects to announce at least one major agreement before the end of the year.

mmO2 now offers a range of MMS devices including the exclusive Sharp GX1, a cost effective MMS solution ideally suited to the youth market. On offer with trade-in from under GBP100 in the UK, the GX1 is fully MMS-enabled, with a silver finish, quality 65,000-colours screen and integrated digital camera. The device is also available in Ireland and the Netherlands.

O2 games arcade

The O2 games arcade was the first commercial Java games service to launch in the UK on 1 September. In the first four weeks, more than 72,000 games were downloaded, with the average user downloading 4.9 games. Since launch, mmO2 has added six new games to the arcade including Men in Black II Level 2, Highway Racer and Goldminer. The O2 games arcade is now launched in all mmO2 territories.

Premium Services Platform

O2's Premium Services Platform - a SMS-based inter-connectivity platform that allows companies to reach more than 100 million mobile phones users in the UK, Ireland, the Netherlands and Germany from a single point of contact - is performing well, particularly amongst media organisations. Following the success of Big Brother 3 (which generated in excess of 10 million premium text messages comprising votes, house updates, games, logos and ringtones), a number of ' reality TV' shows have adopted this technology as a means to engage viewers.

Revolution

Revolution, launched in the UK on 1 November, is a new mobile service that offers any mobile customer registered on the O2 portal the opportunity to purchase an ever-increasing range of premium applications to bring their mobile device to life. There are currently around forty applications available under the categories of entertainment, travel, games, reference, business and health. Revolution is part of sourceO2, widely recognised as the leading operator led mobile application developer programme with more than 11,000 registered users.


xda from O2

Sales of the widely acclaimed xda from O2 continue to show steady growth. Described by Paolo Pescatore, senior wireless and mobile analyst, IDC, as 'the most compelling mobile data device currently available on the market... exemplifying what can be achieved with GPRS today,' it has found a firm following amongst technology-friendly adopters. By the end of September 2002, more than 20,000 devices had been sold in the UK, Germany, Ireland, the Netherlands and Asia Pacific.


The xda is also attracting interest in the business arena. The recently launched Microsoft Mobile Information Server (MMIS) service, developed in partnership with Microsoft, provides corporate customers with secure wireless access to corporate intranets and Microsoft Exchange data via the xda. A number of businesses are already showing considerable interest, with several organisations across a range of industries - including health and pharmaceuticals - currently trialling significant numbers.


BUSINESS SOLUTIONS

BlackBerry

Uptake of mmO2's corporate email on the move solution - BlackBerry - continues with over 12,000 devices now sold to more than 500 organisations across the Group. A number of enhancements have been introduced this quarter including voice capability, attachment opening, Lotus Notes capability and international roaming across 17 countries. Eight financial institutions in the City of London are in the process of rolling out trials, and Citibank has recently announced plans to extend its BlackBerry programme to almost 1,000 key executives and sales staff. In RIM's most recent quarter (to 31 August) mmO2 accounted for 10% of the Canadian company's net growth world-wide.


Extended Office

mmO2 has recently launched its Extended Office solution in the UK and Ireland. This offers secure access to corporate networks and essential back-end systems such as company intranets, Microsoft Exchange and Lotus Notes via laptop and pda. Several corporate customers are already using the Extended Office solution and mmO2 is planning a major marketing push in Q4, with roll-out to Germany and the Netherlands planned for 2003.





mmO2 Contacts:

David Nicholas

Head of Media Relations

mmO2 plc

david.nicholas@o2.com

t: +44 (0)771 575 9176

Simon Gordon

Press Relations Manager

mmO2 plc

simon.gordon@o2.com

t: +44 (0)771 007 0698

Kate Mant

Data PR Manager

mmO2 plc

kate.mant@o2.com

t: +44 (0)773 651 8790

mmO2 press office: +44 (0)1753 628402

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 18 November 2002                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary